LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

RECEIVED
2004 APR 20 P 12:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Trading [redacted]

04024470

SEC 12g3-2(b) exemption: 82-3640

Date: April 8, 2004

SUPPL

Diamond Drilling Progress in Myanmar

Leeward Capital Corp.(V.LWC) and Jet Gold Inc.(V.JAU) have received a progress report from Doug Cruickshank, P.Geol. on exploration drilling on the 700 square kilometre Set Ga Done gold property in northern Myanmar.

Diamond drilling operations have commenced and the first hole has been completed. Mineralization was intersected from 93.5 to 117.0 metres. Within this 23.5 metre interval, the core gold zone was encountered from 103.8 to 115.3 metres. True width of this near vertically dipping zone is estimated to be 14.0 metres with the core zone at 6.5 metres. Further drilling will refine these initial estimates. The second hole is reported to be underway at a depth of 40 metres.

Previous drilling on the property partially penetrated the zone, intersecting 9.80 g/t gold over 4.77 metres before entering an open stope created at a shallow depth by the local miners. The hole just completed is the first time that the full width of the zone has been cored. Thus, the zone appears far wider than previously known.

All core recovered from this zone has been cut using a diamond saw where possible, sampled, and sealed in containers onsite. The core will be shipped under bond to Calgary, Alberta, for gold analysis by Loring Laboratories Ltd.

Based on the existence of 11 declines from which gold is being recovered along the known 700 m strike length of the Set Ga Done structure, there is high probably that gold will be found along its entire length. Local small-scale mining and associated crushing and milling can recover native gold only from the core of the zone. Gold associated with pyrite is not recovered. These local surface mining operations will cease once their leases expire.

As a result of the observation of mineralization and associated alteration, this gold zone has been classified as upper mesothermal in nature. Mineralization consists of free gold and auriferous pyrite within an alteration envelope consisting of propylitic, potassic, and argillic alteration. Brecciation and silicification are pervasive throughout the zone.

Property Exploration: Preliminary sampling of two other gold showings south of Set Ga Done has been completed, along with property-scale geological mapping, with silt and heavy mineral geochemical sampling. Normal rock and silt samples are being prepared by the Department of Geological Survey and Mineral Exploration. These preparations include sieving stream sediment samples and pulverizing rock samples. The actual analyses will be completed by Loring Laboratories in Canada.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

dlw 4/20

No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com